UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number:  000-27346

TRIPLE P N.V.

(Translation of registrant’s name into English)

Ir. D.S. Tuynmanweg 10,

4131 PN Vianen, The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

On July 7, 2005, the Company issued a press release regarding the acquisition of a majority stake in E-Services @ Solutions N.V. (“ES@S”) and the reporting of second quarter results in September to reflect the consolidation of ES@S.  A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

On July 14, 2005, the Company issued a press release regarding the receipt of a determination letter from the staff of The Nasdaq Stock Market dated July 8, 2005 indicating that the Company’s common shares were no longer eligible to be listed on The Nasdaq SmallCap Market.  Nasdaq has indicated that Triple P’s common shares will be delisted from The Nasdaq SmallCap Market at the opening of business on July 19, 2005, and the Company expects that one or more of its market makers will make an application to register in and quote the common shares on the over-the-counter bulletin board.  A copy of the press release is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Exhibits

99.1 Press Release issued on July 7, 2005

99.2 Press Release issued on July 14, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TRIPLE P N.V.

By:	/s/ Fezi Khaleghi Yazdi
Name: Fezi Khaleghi Yazdi
Title: Chief Executive Officer

Date:  July 15, 2005